Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132459

PROSPECTUS SUPPLEMENT NO. 8

(to Prospectus dated March 29, 2006)

PRO-PHARMACEUTICALS, INC.

7,300,000 SHARES OF COMMON STOCK

This Prospectus Supplement No. 8 supplements the Prospectus dated March 29, 2006 (the “Prospectus”) relating to the offer and sale of (i) up to 5,150,000 shares of our Common Stock, par value $0.001 per share, issuable upon the conversion or redemption of, or as interest payments on, our 7% Convertible Debentures (the “Debentures”) and (ii) up to 2,150,000 shares of our Common Stock issuable upon the exercise of Common Stock Purchase Warrants (the “Warrants”). We issued and sold the Debentures and Warrants on February 14, 2006.

This prospectus supplement should be read in conjunction with the Prospectus which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement shall have the meanings given them in the Prospectus.

Investing in the shares of Common Stock issued pursuant to the Debentures or upon exercise of the Warrants involves substantial risks. See “Risk Factors” beginning on page 4 of the Prospectus dated March 29, 2006.

Our Common Stock is listed on the American Stock Exchange under the symbol “PRW”. The last reported price of our Common Stock on February 13, 2007 was $0.72 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in the table appearing under the heading “Selling Security Holders,” beginning on page 4 of the Prospectus, is hereby amended by adding the information below with respect to the selling security holders listed in the Prospectus by superseding the information about such holders with the information in the table below. In certain cases, we have increased, by re-allocating shares originally registered in the registration statement of which the Prospectus, as supplemented, is a part (but without increasing the overall number of shares that were registered under the registration statement), the number of our shares that certain of the selling security holders may resell under the Prospectus. We have undertaken the re-allocation because (i) our stock price has substantially declined since the Prospectus was filed, as a result of which we have been required to issue additional shares under the Debentures; (ii) certain selling security holders converted their Debentures in whole or in part such that the shares originally allocated to them will not be issued under the Debentures; and (ii) the present exercise price of the Warrants substantially exceeds the trading price of our Common Stock.

Selling Security Holders

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering (1)	Common Stock Issuable Upon Conversion or Redemption of, or as Interest on, 7% Convertible Debentures, or on Exercise of Warrants, Offered Pursuant to this Prospectus (2)	Common Stock Owned Upon Completion of this Offering (3)(4)	Percentage of Common Stock Owned Upon Completion of this Offering
Alexandra Global Master Fund Ltd. (5)	917,836	768,805	0	*
Bristol Investment Fund, Ltd. (6)	1,142,197	836,737	156,429	*
Cranshire Capital, L.P. (7)	696,918	302,013	245,874	*
DKR Soundshore Oasis Holding Fund Ltd. (8)	917,836	768,805	0	*
Iroquois Master Fund Ltd. (9)	917,766	768,735	0	*
JMG Capital Partners, L.P. (10)	458,919	384,403	0	*
JMG Triton Offshore Fund, Ltd. (11)	458,919	384,403	0	*
UBS Securities LLC f/b/o Kings Road Investments, Ltd. (12)	1,835,534	1,537,471	0	*
Smithfield Fiduciary, LLC (13)	1,952,201	1,537,471	116,667	*
Rodman &Renshaw Opportunity Fund, L.P. (14)	420,390	11,157	260,202	*
TOTAL	9,718,516	7,300,000	779,172	2.8%

*	Amount less than one percent.

For each selling stockholder, the table above assumes the sale by that selling stockholder of all of its shares of common stock available for resale under this prospectus. Percentage calculations are based on 27,315,411 shares of our common stock issued and outstanding as of March 10, 2006.

(1)	Includes (a)(i) shares issued or issuable upon conversion or redemption of, and as interest payments on, the 7% Convertible Debentures issued and sold to the selling stockholders (collectively, the “Debenture Shares”), some of which may have been resold pursuant to the Prospectus and prior to this prospectus supplement, and (ii) shares issuable under presently exercisable common stock purchase warrants issued in connection with the Debentures (the “Deemed Outstanding Warrant Shares”); and (b) as applicable, shares issuable upon exercise of (i) currently exercisable warrants, which shares are registered for resale and subject to a prospectus filed September 24, 2004 (SEC file no. 333-118907) covering all shares issuable upon exercise of warrants disclosed therein (collectively, the “September 2004 Warrant Shares”), (ii) currently exercisable warrants, which shares are registered for resale and subject to a prospectus filed May 13, 2004 (SEC file no. 333-115118) covering all shares issuable upon exercise of the warrants as disclosed therein (collectively, the “May 2004 Warrant Shares”), and (iii) currently exercisable warrants, which shares are registered for resale and subject to a prospectus filed November 14, 2003 (SEC file no. 333-109887) covering all shares issuable upon exercise of the warrants as disclosed therein (collectively, the “November 2003 Warrant Shares”).

(2)	Each number represents, for the respective selling security holder, its Debenture Shares, except that the offered shares with respect to the last selling security holder in the column represents a portion of its Deemed Outstanding Warrant Shares.

(3)	Assumes solely for purpose of this table that such shares are still owned upon completion of the offering, which assumption is not intended to override the selling stockholder table in, as applicable, the prospectus covering the November 2003 Warrant Shares, the May 2004 Warrant Shares or the September 2004 Warrant Shares.

(4)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer some or all of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to any of the shares, we cannot estimate the number of the share that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(5)	Includes (i) 768,805 Debenture Shares and (ii) 149,031 Deemed Outstanding Warrant Shares. Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company (“Master Fund”). By reason of such relationship, Alexandra may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationship, Filimonov and Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(6)	Includes (i) 836,737 Debenture Shares, (ii) 149,031 Deemed Outstanding Warrant Shares, (iii) 100,000 September 2004 Warrant Shares, (iv) 35,000 May 2004 Warrant Shares, and (v) 21,429 November 2003 Warrant Shares.

(7)	Includes (i) 302,013 Debenture Shares, (ii) 149,031 Deemed Outstanding Warrant Shares, (iii) 100,000 September 2004 Warrant Shares, (iv) 74,445 May 2004 Warrant Shares, and (v) 71,429 November 2003 Warrant Shares. Downsview Capital, Inc. (“Downsview”), of which Mitchell P. Kopin is President, is the general partner of Cranshire Capital L.P. and has the power to vote or dispose of the shares. Each of Downsview and Mr. Kopin disclaims beneficial ownership of the shares.

(8)	Includes (i) 768,805 Debenture Shares and (ii) 149,031 Deemed Outstanding Warrant Shares. The investment manager of DKR Soundshore Oasis Holding Fund Ltd. (the “Fund”) is DKR Oasis Management Company LP (the “Investment Manager”). The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holding LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the shares.

(9)	Includes (i) 768,735 Debenture Shares and (ii) 149,031 Deemed Outstanding Warrant Shares. Joshua Silverman, the general partner of Iroquois Capital LP, may be deemed to have voting and dispositive over the shares of common stock. Mr. Silverman disclaims beneficial ownership of such shares.

(10)	Includes (i) 384,403 Debenture Shares and (ii) 74,516 Deemed Outstanding Warrant Shares. JMG Capital Partners, L.P. is a California limited partnership (“JMG Partners”). Its general partner is JMG Capital Management, LLC, a Delaware limited liability company (the “Manager”), and an investment adviser that has voting and dispositive control over the investments of JMG Partners, including the shares of common stock offered by this prospectus. The equity interests of the Manager are owned by JMG Capital Management, Inc., a California corporation (“JMG Capital”), and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over the porfolio holdings of JMG Partners.

(11)	Includes (i) 384,403 Debenture Shares and (ii) 74,516 Deemed Outstanding Warrant Shares. JMG Triton Offshore Fund, Ltd., organized under the law of the British Virgin Islands (the “Fund”), is an international business company. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”), that has voting and dispositive control of the Fund’s investments, including the shares of common stock offered by this prospectus. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”), and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(12)	Includes (i) 1,573,471 Debenture Shares and (ii) 298,063 Deemed Outstanding Warrant Shares. Kings Road Investments Ltd. (“Kings Road”) is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund (“Master Fund”). Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power over the securities held by Kings Road including the shares offered under this prospectus. The Investment Managers, the Manager and Messrs. Jackson, Griffith and Dear disclaim beneficial ownership of the securities held by Kings Road.

(13)	Includes (i) 1,537,471 Debenture Shares, (ii) 298,063 Deemed Outstanding Warrant Shares, and (iii) 116,667 September 2004 Warrant Shares. Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and has voting control and investment discretion over securities held by Smithfield. Glen Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the securities held by Smithfield.

(14)	Includes (i) 11,157 Deemed Outstanding Warrant Shares, (ii) 132,667 September 2004 Warrant Shares, (iii) 61,806 May 2004 Warrant Shares, and (iv) 65,729 November 2003 Warrant Shares.

The date of this Prospectus Supplement No. 8 is February 13, 2007.